October 13, 2023 100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com To: All Canadian Securities Regulatory Authorities NASDAQ Exchange Subject: SANGOMA TECHNOLOGIES CORPORATION Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type : Annual General and Special Meeting Record Date for Notice of Meeting : November 07, 2023 Record Date for Voting (if applicable) : November 07, 2023 Beneficial Ownership Determination Date : November 07, 2023 Meeting Date : December 12, 2023 Meeting Location (if available) : Virtual Meeting Issuer sending proxy related materials directly to NOBO: Yes Issuer paying for delivery to OBO: Yes Notice and Access (NAA) Requirements: NAA for Beneficial Holders No NAA for Registered Holders No Voting Security Details: Description CUSIP Number ISIN COMMON 80100R408 CA80100R4089 Sincerely, Computershare Agent for SANGOMA TECHNOLOGIES CORPORATION